November 1, 2006

Maryse Mills-Apenteng, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sona Mobile Holdings Corp. Amendment No. 1 to Registration Statement on Form SB-2 Filed on September 15, 2006 File No. 333-136283

Dear Ms. Mills-Apenteng:

This letter sets forth the responses of Sona Mobile Holdings Corp. (the ‘‘Company’’) to the oral comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the ‘‘Staff’’) communicated in a telephone call on October 10, 2006, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form SB-2 (the ‘‘Form SB-2’’). We have duplicated below the comments conveyed during the telephone conversation and have provided responses to each comment following the Staff’s related comment. In response to these comments, we have filed today with the SEC Amendment No. 2 to the Registration Statement on Form SB-2 (the ‘‘Amended SB-2’’).

Unless otherwise set forth herein, references to page numbers in response to the Staff’s comments refer to page numbers of the prospectus included in the Amended SB-2.

Signature Page

1.	Revise the signature page to include either the principal accounting officer or the controller.

In response to the Staff’s comment, the Company has clarified the identity of the principal accounting officer on the signature page of the Amended SB-2.

Recent Sales of Unregistered Securities

2.	Please revise to include the number of persons involved in the PerfectData transaction. In addition, please confirm that all non-accredited investors were ‘‘sophisticated’’ for the purposes of Section 4(2).

In response to the Staff’s comment, Item 26 on pages II-1 and II-2 of the Amended SB-2 has been revised.

*    *    *    *    *

We have made additional conforming and updating changes to the Amended SB-2. All of these changes have been marked for your ease of reference.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6082.

Sincerely,
/s/ Heather Badami Heather Badami

cc:	Shawn Kreloff, Sona Mobile Holdings Corp. Eric Cohen, Esq., Bryan Cave LLP